Daniel P. Riley t 617-248-4754 f 617-502-4754 driley@choate.com

August 12, 2021

VIA EDGAR

Office of Mergers and Acquisitions
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-0303
Attn:  Daniel F. Duchovny, Special Counsel

RE:	EXFO, Inc.
Schedule 13E-3 filed by EXFO, Inc., 11172239 Canada Inc., G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin
Filed July 16, 2021
File No. 005-59259

Dear Mr. Duchovny:

On behalf of our client, EXFO, Inc. (“EXFO”), as well as on behalf of 11172239 Canada Inc., G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (collectively, the “Filing Persons”), we have set forth below their responses to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated August 10, 2021 relating to the Rule 13e-3 transaction statement on Schedule 13E-3, initially filed by the Filing Persons on July 16, 2021 (together with the exhibits thereto, the “Schedule 13E-3”).  For ease of reference, the text of each of the Staff’s comments is set forth in full in this letter in italics with the response immediately following each italicized comment.

Concurrently with the delivery of this letter, the Filing Persons are filing an amendment to the Schedule 13E-3 (“Amendment No. 1”).  Amendment No. 1 contains the revisions to the Schedule 13E-3 described in this letter.  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13E-3.

Schedule 13E-3

1.	We note that you set a record date of June 22, 2021 and that you filed your proxy circular on July 16, 2021. Please tell us how your actions and their timing comply with Rule 13e-3(f)(1(i)(B).

EXFO has confirmed with its transfer agent that the record holders of subordinate voting shares on June 25, 2021 (the date that is 20 days prior to the filing of the Schedule 13E-3) were the same as the holders of subordinate voting shares on June 22, 2021 and so the requirements of Rule 13e-3(f)(1)(i)(B) were complied with.

Mr. Daniel F. Duchovny
August 12, 2021

Exhibits (b)(1) and (b)(2)

2.	We note you have requested confidential treatment for certain portions of these exhibits. Please note that we will conduct our review of your request separately.

The Filing Persons acknowledge the Staff’s comment that the Staff is conducting the review of the confidential treatment request separately.

Management Proxy Circular

Summary, page 6

3.
Please revise the entry captioned “Required Shareholders’ Approval” to clarify that the first approval is assured given your directors’ and officers’ shareholdings and the execution of the various D&O Support and Voting Agreements.

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Item 4(a)(2) of the Schedule 13E-3 has been revised as requested.

The Arrangement, page 20

4.	Please update the section titled “Background of the Arrangement.”

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Item 8 of the Schedule 13E-3 has been updated as requested.

Reasons for the Recommendation, page 24

5.
We note that the special committee considered the analyses conducted by TD Securities. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the special committee adopted TD Securities’ analyses and conclusion as its own and that the board of directors adopted the special committee’s analyses and conclusion as its own.

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Item 8 of the Schedule 13E-3 has been revised as requested.

6.	Please revise your disclosure to address all of the factors included in instruction 2 to Item 1014 of Regulation M-A.

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Item 8 of the Schedule 13E-3 has been updated as requested.

Mr. Daniel F. Duchovny
August 12, 2021

The Purchaser Parties’ Purpose and Reasons for the Arrangement, page 26

7.	Please revise to explain your disclosure relating to a potential agreement between Mr. Lamonde and Mr. Morin and include any update to your disclosure.

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Items 5(e), 6(c) and 7(d) of the Schedule 13E-3 has been revised to explain the potential agreement between Mr. Lamonde and Mr. Morin. The description of the potential arrangement is consistent with the disclosure on page 23 in the “Background to the Arrangement” section of the Circular. There are no updates to the status of the potential agreement, if any, between Mr. Lamonde, the Purchaser or any of their affiliates and Mr. Morin.

Formal Valuation and Fairness Opinion, page 26

8.
It has come to our attention that Mr. Lamonde may have received financial advisory services from CIBC Capital Markets or an affiliate thereof. If this is correct, please revise your disclosure to provide all of the information required by Item 1015 of Regulation M-A.

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that neither Mr. Lamonde nor any other Filing Person has received any written or oral report, opinion or appraisal in connection with this transaction from CIBC Capital Markets or any outside party other than TD Securities. The Filing Persons do not believe that any disclosure is required pursuant to Item 1015 of Regulation M-A with respect to CIBC Capital Markets, or any affiliates thereof.

9.
Please tell us whether TD Securities provided any presentations to the special committee or board of directors and, if so, file such presentations as exhibits to the Schedule 13E-3. See Item 1016(c) of Regulation M-A.

TD Securities provided three presentations.  The following two presentations were provided only to the special committee of EXFO:  (i) “Preliminary Report to the Special Committee”, dated May 8, 2021 and (ii) “Updated Preliminary Report to the Special Committee”, dated June 1, 2021.  The third presentation, titled “Final Report to Special Committee”, dated June 6, 20201, was provided to both the special committee of EXFO and the board of directors of EXFO.  The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff each of these presentations have been filed as Exhibit (c)(ii), (c)(iii) and (c)(iv), respectively, to the Schedule 13E-3 as requested.

10.	Disclose the amount of all fees paid or payable to TD Securities in connection with its work as it relates to the current transaction.

The aggregate amount of fees payable to TD Securities by EXFO in connection with its work as it relates to the current transaction is CAN$800,000.  The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Item 9 of the Schedule 13E-3 has been revised as requested.

11.	We note that the projected financial forecasts are summarized. Please disclose the forecasts in full.

Mr. Daniel F. Duchovny
August 12, 2021

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that they do not believe it is necessary to revise the financial forecasts disclosure. The Filing Persons believe that the forecasts currently included in the Schedule 13E-3 reflect all of the material information that was relied upon by TD Securities and EXFO’s special committee in evaluating the transaction. Management also prepared forecasts segmented by business unit, which separated the Selling Costs and Administrative Costs on separate lines and included the percentage growth of Sales, Gross Margin, Selling Costs, Administrative Costs, R&D and Adjusted EBITDA. Management has never viewed the segmented forecast information as sufficiently reliable for public disclosure as it involves a significant amount of management judgments and assumptions regarding the allocation among segments. In addition, management believes that the disclosure of segmented information would be competitively harmful to EXFO. For these reasons, the Filing Persons consider that it would not be appropriate or beneficial to EXFO’s shareholders for the segmented forecast information to be disclosed in this Schedule 13E-3.

Sources of Funds for the Arrangement, page 45

12.	Please disclose the information required by Item 1007(d) of Regulation M-A.

The Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the disclosure in Item 10 of the Schedule 13E-3 has been revised to address Item 1007(d)(b) of Regulation M-A and Item 1007(d)(a) is already addressed in the section “Sources of Funds for the Arrangement” of the Circular filed with the original Schedule 13E-3.

If you have any questions or comments regarding Amendment No. 1 or the foregoing responses, please do not hesitate to contact me at 617-248-4754.

Sincerely,